FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

June 25, 2015

Item 3.	News Release

News Release was disseminated via CNW Group on June 26, 2015.

Item 4.	Summary of Material Change

The Company announced that it completed its financing announced on June 1, 2015 to raise total gross proceeds of $2,038,278.83, which consisted of a brokered private placement of 4,834,471 units (each a “Unit”) at a price of $0.31 per Unit for gross proceeds of $1,498,686.01 and a non-brokered private placement of 1,740,622 Units at a price of $0.31 per Unit for gross proceeds of $539,592.82. Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which will entitle the holder to purchase one additional Share for a period of three years from the closing of the private placement at a price of $0.51 per Share.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

                            See attached news release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

June 30, 2015